

March 12, 2015

Via E-mail
Edward O'Donnell
Chief Financial Officer
AudioEye, Inc.
5210 East Williams Circle, 5th Floor
Tucson, AZ 85711

> **Re: AudioEye, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarterly Period ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 333-177463**

Dear Mr. O'Donnell:

We have reviewed your letter dated February 6, 2015, in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2015.

Form 10-Q for the Quarterly Period ended September 30, 2014

Note 1: Organization and Basis of Presentation

Revenue Recognition, page 5

1.   We have reviewed your response to prior comment 1. Please address the following items related to your transactions where you engage in a non-cash exchange of a license of the Company for the license of your customer as well as your transactions that involve a non-cash exchange of a license of the Company for the services of your customer:

- It continues to remain unclear how you determined to follow software revenue recognition guidance for these non-cash exchanges, specifically in those exchanges for the services of your customer. In this regard the guidance in FASB ASC 985-845 refers and applies specifically to exchanges of software for software. As such, it would appear that for those exchanges for the services of your customer, FASB ASC 845 is the applicable guidance. Please advise.

- We note your discussion on page 3 of your response that you used a single prior cash transaction for services to establish the value of the license and for later transactions that occurred during the remainder of 2014. Given that it appears that you have entered into multiple non-cash exchanges of licenses for services, it is unclear how a single, unrelated prior transaction would support the fair value of your licenses in transactions with multiple customers. Although we note your response on page 5 that in other nonmonetary exchanges where you receive services that are priced at an hourly or monthly rate identical to what the counter-party charges to other, unrelated customers, we continue to note your disclosure on page 6 of Appendix A, that the Company used this prior transaction as the $225,000 per license amount for all subsequent 2014 nonmonetary transactions. Provide us with the guidance that you considered to support this conclusion.

- We note your disclosure on page 4 in Appendix A of your response that you entered into 48 licenses through year-end 2014. Please clarify how many individual third party customers this includes.

- As previously noted, you established the price for a technology license with an unrelated service provider by an arm's-length price established for that service provider's services to the Company. Further, you state that this sequence of events established the value of your license and this was used in the later transactions that occurred during the remainder of 2014. Be advised that generally a single service transaction would not establish VSOE of fair value. Therefore, the non-cash exchange of a license for another license from your customer would be recorded at cost. Refer to FASB ASC 985-845-25-4 and 5.

- We note your disclosure on page 3 of Appendix A regarding your determination of reasonable assurance of collectability. Please explain in greater detail when you plan to fully utilize these exchanged services and if there are any deadlines to utilize these services. In this regard, we note your growing prepaid services balance as of September 30, 2014. That is, the value recognized as the prepaid services seems significant in comparison to your operations. Clarify how you will realize these services in your operations.

- In response to prior bullet point 4, we note your discussion on page 6 of Appendix A that explains how you determined these non-cash exchanges have commercial substance. We also note your conclusion on page 11 of Appendix A, that, "the strategy of exchanging intellectual property for licenses or services helps the Company grow its ongoing operations without incurring substantial cash costs associated with vertical and geographic expansion." As such, this statement appears to state your cash flows are not significantly impacted. Clarify the nature of the

Edward O'Donnell
AudioEye, Inc.
March 12, 2015
Page 3

services provided and indicate how you plan to utilize these services in cases where you would have to pay cash. Please advise. Refer to FASB ASC 845-10-30-4.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief